[Rutan & Tucker, LLP Letterhead]

June 24, 2009

VIA FED EX OVERNIGHT AND
EDGAR CORRESPONDENCE

Peggy Fisher, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 3030 100 F Street, N.E. Washington, D.C. 20549

Re:	Balqon Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed June 24, 2009 File No. 333-156446

Dear Ms. Fisher:

This letter responds to the comments of your letter dated April 24, 2009 relating to Balqon Corporation (the “Company”), a copy of which letter is enclosed for your convenience.  The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 2 to Form S-1), Reg.  No. 333-156446 (the “Registration Statement”), contain revisions that are directly in response to your comments.  We have reproduced below in bold font each of your comments set forth in your letter of April 24, 2009, together with the Company’s responses in regular font immediately following each reproduced comment.  The page numbers in the Registration Statement referenced below correspond to the marked versions of the Registration Statement enclosed herewith.  The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of April 24, 2009.

Also enclosed are clean and marked-to-show-changes copies of (i) Amendment No. 1 to Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (“Commission”) on May 22, 2009 (the “Amended 10-K”), (ii) Amendment No. 2 to Form 8-K for October 24, 2008 filed with the Commission on June 16, 2009 (the “Amended 8-K”), and (iii)  Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2008 filed with the Commission on June 17, 2009 (the “Amended 10-Q,” and together with the Amended 10-K and the Amended 8-K, the “Amended Filings”).  The page numbers in the Amended Filings referenced below correspond to the marked versions of the relevant Amended Filing.

Peggy Fisher, Esq.,
June 24, 2009

Our Company, page 1

1.	When you update the disclosure, please state the number of tractors you have delivered to date in the second paragraph and whether you remain on track to deliver all vehicles by June 30, 2009.

The Company has disclosed the number of tractors it has delivered to date on pages 2, 6, 9, 14 and 42 of the Registration Statement.  The Company has revised its disclosure on pages 2 and 38 of the Registration Statement to disclose that it anticipates delivering the remainder of the vehicles ordered under the City of Los Angeles Agreement during 2009.

Stock-Based Compensation, page 23

2.
We note the changes made in response to prior comment 11 in our letter dated January 16, 2009.  Regarding the discussion of the Black-Scholes method, please further revise to disclose the method used to determine the fair value of the underlying common shares.  We see from page F-18 that the fair value assumption was $0.015 per share for issuances in June 2008.  Please tell us the objective evidence and analysis which supports your determination of the fair value at the grant date, including whether there were any issuances of common or preferred stock that was considered in your valuation.  We reference the discussion in Note 7 that you issued shares for cash and upon conversion of convertible notes during the period at approximately $1 per share.

For the reasons stated below, the Company has restated its prior financial statements for the year ended December 31, 2008 and the quarterly periods ended June 30, 2008 and September 30, 2008, to correct an accounting error in the Company’s prior financial statements to record the value of stock-based compensation awarded in June and August 2008, and to record a note discount related to a beneficial conversion feature of warrants issued in connection with the offer and sale of certain convertible notes during 2008.  The Company filed the Amended Filings with the Commission to reflect the restatements.

In June and August 2008 when the stock based compensation was awarded, an active market for the Company’s common stock did not exist.  Therefore, in its application of SFAS No. 123(R), the Company used an alternative valuation method to calculate the fair value of the common stock issued during June and August 2008, and in its assumptions included in its Black-Scholes valuation model to value the stock options and warrants during 2008. The alternative valuation method included consideration of a valuation conducted by a third-party specialist in August, 2008.  The Company initially valued the underlying shares of its common stock at $.015 based upon this valuation. The Company has subsequently concluded that the $1.00 conversion price per share of common stock of the Company’s convertible notes that were offered and sold in July and September 2008 (and converted into shares of the Company’s common stock on October 24, 2008) and the $1.00 per unit sale price of units comprised of one share of common stock and a warrant to purchase one share of common stock, that were offered and sold in October and December 2008 were better indicators of the fair value of the Company’s common stock, and this is now used in determining the value of the shares of common stock granted in June and August 2008, the options granted in June 2008, and in the calculation of the note discount related to a beneficial conversion feature and associated warrants issued with the convertible notes during 2008.

Peggy Fisher, Esq.,
June 24, 2009

The Company has revised its disclosures on the following pages of the Registration Statement and the Amended Filings to reflect the forgoing:

Filing	Pages
Registration Statement	Pages 28 to 29, F-32 to F-37 and F-43 to F-49
Amended 10-K	Pages F-16 to F-20 and F-24 to F-30
Amended 10-Q	Pages 14 to 19 and 25 to 29
Amended 8-K	Pages 38 to 39, 89-92 and 96 to100

Impairment and Valuation of Intangible Assets, page 24

3.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please revise to disclose the following, as applicable:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.
•
The valuation methodologies used to value goodwill and, if multiple approaches are used, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting of multiple approaches are used).
•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

The Company has revised its disclosure to the critical accounting policies sections of the Registration Statement and certain of the Amended Filings under the subheading “Goodwill and Intangible Assets” on the pages set forth in the table below to disclose the following with respect to the Company’s judgments into accounting for goodwill:

Peggy Fisher, Esq.,
June 24, 2009

•	the Company has only one reporting unit;

•	management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved its reporting unit; and

•
the key assumptions used in the discounted cash flow valuation model for impairment testing which include discount rates, growth rates, cash flow projections and terminal value rates, and that the discount rates are set by using the Weighted Average Cost of Capital methodology.

The Company has revised its disclosure to the critical accounting policies sections of the Registration Statement and certain of the Amended Filings on the pages listed below under the subheading “Goodwill and Intangible Assets”.

Filing	Pages
Registration Statement	Pages 29 to 30 and F-26 to F-27
Amended 10-K	Page 41 and F-10 to F-11
Amended 10-Q	Pages 9 to 10 and 36

Liquidity and Capital Resources, page 26

4.
Please tell us the basis for the statement in your Form 8-K filed February 25, 2009 that you agreed to pay royalties to “both AQMD and Port of Los Angeles which is expected to yield over $1.0 million in royalty payments during the first three years” given your limited sales.  We note the disclosure on page 33 that you are obligated to pay a royalty fee of $1,000 per vehicle sold or leased to anyone other than the AQMD or the Port of Los Angeles.

The Company is obligated to pay a royalty fee of $1,000 to the AQMD and to the City of Los Angeles in connection with the sale of each Class 8 yard tractor or truck sold or leased by the Company to any customer other than the AQMD or the City of Los Angeles.  The statement made by the Company’s President and Chief Executive Officer, Balwinder Samra, on February 24, 2009 at the launch of the Company’s electric vehicle, namely that the Company expects to make over $1.0 million in royalty payments over the next three years to the AQMD and the City of Los Angeles (with respect to vehicles delivered for use at the Port of Los Angeles), was based on Mr. Samra’s belief at the time the statement was made, that the Company would sell over 500 trucks during the next three years to customers other than the AQMD or the City of Los Angeles.  Mr. Samra’s beliefs were based upon, among other things, the Company’s internal business plan and projections, which contemplate that a majority of future sales of the Company’s products will be made directly to end users of the Company’s products, such as large terminal operators, shipping companies and original equipment manufacturers, rather than directly to governmental agencies such as the AQMD or the City of Los Angeles.  At the time the statement was made, Mr. Samra and others in attendance at the launch were aware of the fact that the Port of Los Angeles and the Port of Long Beach had approved a subsidy to truckers to replace older polluting trucks with new preapproved trucks.  In addition, Mr. Samra knew that the Los Angeles Harbor Commission was in the process of considering a program whereby it would provide subsidies to shipping companies to encourage the purchase of trucks that run on liquefied natural gas, compressed natural gas or batteries.  In that regard, we note that on May 8, 2009, the Los Angeles Harbor Commission approved additional funding of up to $44.2 million for the 2009 Clean Truck Incentive Program  which will be used to bring trucks into service that run on liquefied natural gas, compressed natural gas and lithium ion battery electric power.  In addition, the Company was aware of the fact that the City of Los Angeles was in the process of applying for federal grants to fund subsidies for the purchase of a significant number of alternative fuel vehicles for use at the Port of Los Angeles.  Also, at that time Mr. Samra was engaged in preliminary discussions with Autocar, LLC, a developer and manufacturer of refuse haulers, refueling trucks and construction vehicles, to jointly develop a longer range zero emissions electric vehicle for short haul on-road drayage applications.  These factors, combined with comments made at that time by a number of elected officials of the Port of Los Angeles that it was the intention of the Port of Los Angeles to encourage a majority of the users of 12,000 trucks at the Port of Los Angeles to use zero emissions vehicles, formed the basis for the Company’s expectations that it will sell at least 500 units during the next three years to customers other than the City of Los Angeles and the AQMD.

Peggy Fisher, Esq.,
June 24, 2009

Sales and Marketing, page 42

5.
We note Mr. Samra’s statement in your Form 8-K filed February 25, 2009 that you expect this year “over 40% of the revenues will be generated by international customers.”  We note the disclosure on page 43 that you are in the process of establishing a trained worldwide dealer network.  Please expand the disclosure to discuss in more detail the growth in international customers.

The Company’s expectations are based on industry data indicating that non-U.S. sales of container handling equipment is estimated at 74% of the total global market for such equipment.  In order to address this market opportunity, the Company currently has qualified dealers in Canada and South Korea.  At the time the statements were made, the Company was in discussions with the Port of Vancouver regarding the Company’s products.  In April 2009, the Company shipped a Nautilus E20 to the Port of Vancouver for demonstration. Since February 2009, the Company has also been in negotiations with a leading manufacturer of container transportation equipment in Europe to explore the feasibility of jointly developing a market for zero emission electric tractors for European markets through the manufacture’s existing dealer network.  In light of the foregoing and the number of discussions being had at that time with international customers, the Company had a reasonable basis to believe that a significant amount of sales in 2009 would be generated in markets outside of the United States.  Accordingly, the Company believes that the statement contained in the Registration Statement that the Company is in the process of establishing a trained worldwide dealer network is accurate and, the Company believes that such statement is not in conflict with current international opportunities (especially the opportunity with a large manufacturer that would use its own dealer network to effect sales of the Company’s products in Europe).  In light of the foregoing, the Company has elected not to revise its prior disclosure contained in the Registration Statement.

Peggy Fisher, Esq.,
June 24, 2009

Recent Initiatives, page 46

6.
We note your response to prior comment 19.  Please provide us with copies of the sources of all third-party data in this section.  Please mark the materials so that they are keyed to the disclosure.  Please tell us whether all data you cite is publicly available.  Please also tell us whether the sources have consented to your use of their names and data, whether you commissioned any of the data or whether it was prepared for use in this registration statement.

Enclosed are copies of the sources of all third-party data included in the “Recent Initiatives” section of the Registration Statement, marked so that they are keyed to the disclosure. All third-party data cited in the Registration Statement is publicly available.  The sources of the third-party data have not consented to the Company’s use of their names or the data.  The third-party data cited in the Registration Statement was not commissioned by the Company and was not prepared for use in the Registration Statement.

Compensation of Executive Officers, page 66

7.
Expand the table to include option awards to Mr. Samra during 2008 by Balqon California.  Also, it appears that compensation was paid during 2008 that is described under the caption “Certain Relationships and Related Transactions” but not included here.  Please reconcile the two sections and expand the table accordingly.

The Summary Compensation table on page 64 of the Registration Statement reflects all compensation paid to the Company’s named executives officers, including (i) the compensation cost recognized by the Company for financial statement reporting purposes during 2008 for option awards made to Mr. Samra during 2008 and (ii) all compensation paid during 2008 that is described under the caption “Certain Relationships and Related Transactions.”  We note that the previous disclosure was complete inasmuch as the Company had previously determined the value of the options to be $0.  In light of the restatement of the Company’s financial statements, the Company has determined the value of the options to be $590,877, which amount is now reflected in the summary compensation table on page 63 of the Registration Statement and page 60 of the Amended 10-K.

Peggy Fisher, Esq.,
June 24, 2009

Change in Certifying Accountant, page 88

8.	Please revise to provide all of the disclosures required by Item 304 of Regulation S-K for both Mendoza and Reuben, including the filing of Exhibit 16.

The Company has omitted the disclosure required by Item 304(a) of Regulation S-K in reliance on Instruction 1 to such item.  The disclosure required by Item 304(a) was previously reported in the Company’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 5, 2008.

Selling Securityholders, page 77

9.	Please redraft footnote 42 to explain more clearly the contractual agreement between Marlin Financial Group and Mr. Samra. We may have further comments.

On May 21, 2009, the Company entered into Amendment No. 2 to Warrant and Stock Purchase Agreement with Marlin Financial Group, Inc. (“Marlin”) pursuant to which the contractual agreement between Marlin and the Company with respect to the sale of shares of the Company’s common stock was terminated.  The Company and Marlin agreed to terminate this provision of the agreement due to, in part, to the adverse tax consequences to Marlin associated with the change in valuation of the stock based compensation granted to Marlin as reflected in the Company’s restated financial statements.  In light of the foregoing, footnote 42 to the Selling Securityholders Table has been revised to delete the prior reference to the contractual agreement with respect to sales of the Company’s common stock.

Financial Statements

10.	Please update your financial statements as required by Rule 3-12 of Regulation S-X.

The Company has updated its financial statements to include the Company’s financial statements for the three months ended March 31, 2009.

Note 1.  Nature of Business and Significant Accounting Policies, page F-7

Goodwill and Other Intangible Assets, page 49

11.
Please add disclosure about how you identify and measure impairment of goodwill and other intangible assets.  For goodwill, discuss how your policy considers paragraphs 19-22 of SFAS 142 and the two-step impairment test and how you measure fair value for purposes of this exercise.  Please also expand to address the reporting unit concept, how you identified reporting units and how you allocated goodwill to those reporting units.  For intangible assets, please discuss your policy in accordance with paragraph 15 of SFAS 142.  Please disclose significant estimates and assumptions used in your analysis.

Peggy Fisher, Esq.,
June 24, 2009

The Company has revised its disclosure to the critical accounting policies sections of the Registration Statement and certain of the Amended Filings on the pages listed below under the subheading “Goodwill and Intangible Assets” in response to this comment.

Filing	Pages
Registration Statement	Pages 29 to 30 and F-26 to F-27
Amended 10-K	Page 41 and F-10 to F-11
Amended 10-Q	Pages 9 to 10 and 36

Revenues, page F-8

12.
Regarding your discussion of sales of production units revenue and parts revenue, please revise to describe the terms and conditions of product sales in sufficient detail to indicate how your revenue recognition treatment complies with SAB Topic 13.  The policy should also address, where significant, customer acceptance, return policies, post-sale obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

The Company has revised its disclosure to the critical accounting policies sections of the Registration Statement and the Amended Filings on the pages listed below under the subheadings “Revenues—Sales of Production Units and Parts” and “Product Warranties” in response to this comment.

Filing	Pages
Registration Statement	Page 28 and F-26
Amended 10-K	Pages 39 and F-9 to F-10
Amended 10-Q	Pages 8 and 35
Amended 8-K	Pages 38 and 84 to 85

Note 4.  Business Acquisition, page F-13

13.
We reference the disclosure that you acquired “certain assets of Electric MotorSports, LLC.”  However, we see that you arc accounting for the acquisition as a business combination under SFAS 141.  Please tell us how you considered that you acquired assets versus a business.  Refer to EITF 98-3 and SFAS 141.

Although from a legal perspective, the Company acquired certain of the assets of Electric MotorSports, LLC (“EMS”), from an accounting perspective, this acquisition of assets was classified as a business combination.  The accounting treatment of the acquisition is based on the guidance contained in EITF Issue No. 98-3 and SFAS No. 141.  As a result, additional disclosure has been added to the Registration Statement and certain of the Amended Filings on pages listed below to clarify the accounting treatment of the acquisition.

Peggy Fisher, Esq.,
June 24, 2009

Filing	Pages
Registration Statement	Pages F-38 to F-40
Amended 10-K	Pages F-21 to F-23
Amended 10-Q	Pages 20-22

14.
Tell us how you considered whether you are required to file audited financial statements of Electric MotorSports LLC and pro forma financial statements showing the effects of the acquisition under Rule 8-04 and Rule 8-05 of Regulation S-X, respectively.

The Company filed the Amended 8-K with the Commission on June 16, 2009, which amendment includes audited financial statements of EMS as of December 31, 2007 and 2006, unaudited financial statements for the six months ended June 30, 2008 and pro forma financial statements showing the effects of the acquisition pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X, respectively, at pages F-104 to F-117 therein.

15.
Please revise to disclose the methods and significant estimates and assumptions used to determine the fair value of the assets acquired in the EMS business acquisition.  In addition, disclose the nature of the intellectual property assets, the basis for the three year useful life and the reason that a significant amount of the purchase price was allocated to goodwill.

The Company has revised its disclosure in the Registration Statement and certain of  the Amended Filings on the pages listed below to disclose the estimates and assumptions used to determine the fair value of the assets acquired in the EMS transaction, the nature of the intellectual assets acquired, the basis for the three year useful life and the reason that a significant amount of the purchase price was allocated to goodwill.  The basis for the three year useful life for the intellectual property assets was determined by management of the Company based on several factors including (i) the estimated time frame whereby the acquired assets may produce revenues for the Company’s business, (ii) the estimated timeframe for competition to develop competing products that may erode the Company’s competitiveness related to these assets, and (iii) the estimated timeframe for the Company to develop other intellectual property assets that would replace the assets acquired in the EMS transaction.

Filing	Pages
Registration Statement	Pages F-38 to F-40
Amended 10-K	Pages F-21 to F-23
Amended 10-Q	Pages 20-22

Peggy Fisher, Esq.,
June 24, 2009

16.
We note the disclosure on page F-14 that you engaged an independent third party valuation firm to assist management in the allocation of the purchase price of the assets.  Please tell us the nature and extent of your reliance on the third party for the asset valuations.

The Company has revised its disclosure in the Registration Statement and certain of the Amended Filings on the pages listed below to describe the nature and extent of the Company’s reliance on the third party for the asset valuations.

Filing	Pages
Registration Statement	Page to F-39
Amended 10-K	Page to F-21
Amended 10-Q	Page to 21

Exhibits

17.
We reissue prior comment 45.  Schedules 6(b) and 6(h) of exhibit 10.7 and the exhibits of exhibit 10.10 appear to be missing from the 8-K filed on October 30, 2008.  Also, schedule A and exhibits A and B of exhibit 10.22 are missing.

The agreements incorporated by reference into the Registration Statement as Exhibits 10.7, 10.10, 10.12, 10.13, and 10.21 (formerly 10.22) to the Registration Statement include the schedules or exhibits to those agreements.

Form 10-KSB/A for the fiscal year ended December 31, 2007

18.
We see the amendment filed in response to prior comments 47 and 48 in our letter dated January 16, 2009 is of Balqon Corporation whereas the original 10-KSB was of BMR Solutions, Inc.  Since the full Form 10-KSB to which the revised Item 9A and Exhibits 31 are related belong to BMR Solutions, Inc., please further amend your Form 10-K to refer to BMR Solutions, Inc.

The original Form 10-KSB was filed by BMR Solutions, Inc. before the entity’s name was changed to Balqon Corporation.  In response to this comment, the Company has further amended its Form 10-KSB for the year ended December 31, 2007 to refer to BMR Solutions, Inc. on Form 10-K/A.   The Company made such filing on Form 10-K/A in reliance on guidance from the Securities and Exchange Commission stating that Form 10-KSB cannot be used after March 15, 2009.

*  *  *  *

Peggy Fisher, Esq.,
June 24, 2009

We also note that in response to the Staff’s oral comments regarding a potential competitor of the Company, Vision Industries Corp., the Company has revised the Registration Statement on pages 14 and 54 to include Vision Industries Corp. as a competitor of the Company.

We trust that the foregoing is responsive to the comments contained in your letter dated April 24, 2009.  If you have any questions, please call me at (714) 641-3450.

Sincerely yours,

RUTAN & TUCKER, LLP

/s/ Larry A. Cerutti
Larry A. Cerutti

LAC:jss
cc:	Tom Jones, Esq. (w/enc.)
Mr. Brian Cascio, Branch Chief (w/enc.)
Mr. Balwinder Samra (via electronic mail)
Mr. Robert Miranda (via electronic mail)